SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2004

HDFC BANK LIMITED
(Translation of registrant’s name into English)

‘HDFC Bank House’, Senapati Bapat Marg,
Lower Parel (West), Mumbai 400 013, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes ☐	No ☒

SIGNATURES
EXHIBIT INDEX
Letter addressed to Mumbai Stock Exchange
Press release issued to NYSE, dated Jan.2, 2004
Press release issued to NYSE, dated Jan.9, 2004
Addition of 2 directors & the proposed Debt Issue

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 9th January, 2004		HDFC BANK LIMITED

	By:	/s/ Vinod Yennemadi
		Name:	Vinod Yennemadi
		Title:	Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Letter addressed to The Stock Exchange, Mumbai dated 9th January, 2004 declaring the unaudited financial results for the third quarter ended 31st December, 2003 and the segment wise reporting approved at the Board Meeting held on 9th January, 2004 together with the financial results and press release in respect thereof.

Exhibit II

Description

Press release issued to NYSE dated 2nd January, 2004 intimating about the Granting of options under Employees Stock Options Scheme (ESOP IV) to the directors and the employees of HDFC Bank Limited.

Exhibit III

Description

Press release issued to NYSE dated 9th January, 2004 intimating about the allotment of 8,94,300 equity shares under the ongoing Employee Stock Option Scheme (ESOS) to the employees of the Bank.

Exhibit IV

Description

Press release issued to NYSE intimating about the appointment of two Additional Directors, Mr. Ranjan Kapur and Mr. Bobby Parikh and about the issue of Unsecured Redeemable Non-convertible Subordinated Bonds as approved at the Board Meeting of HDFC Bank Limited held on 9th January, 2004.